July 23, 2010

Vincent J. Di Stefano, Jr.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

The Forester Funds, Inc., File Nos. 333-81907, 811-09391.

Dear Mr. Di Stefano:

On June 3, 2010, The Forester Funds, Inc. (the "Registrant"), on behalf of The Forester Value Fund and The Forester Discovery Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 15 to its registration statement under the Securities Act of 1933 on Form N-1A.  On July 16, 2010, you provided oral comments regarding Post-Effective Amendment No. 15.  Please find below the Registrant's responses to those comments.  For your convenience, I have summarized those comments.

Form 485APOS

Regarding:  Forester Value Fund – Class R shares FVRLX, Class I shares, FVILX, and Class N shares FVALX

1.

Comment:  Cover of Prospectus: Remove phone number & web address.

Response:  Done (see changed pages)

2.

Comment:  Table of Contents: Remove Forester name, website, and Mutual Shareholders Address and disclaimer from bottom.

Response:  Done (see changed pages)

3.

Comment:  Summary Section: Investment Objective: Move second sentence “The fund…” to item 9.

Response:  Done (see changed pages)

4.

Comment:  Fees and Expenses of the Fund - Correct class to R.

Response:  Done (see changed pages)

5.

Comment: ANNUAL FUND OPERATING EXPENSES: delete asterisk and comment.

Response:  Done (see changed pages)

6.

Comment:  Other Expenses: delete comment.

Response:  Done (see changed pages)

7.

Comment:  Acquired Fund Fees and Expenses: delete first sentence of comment “Acquired Fund Fees...”

Response:  Done (see changed pages)

8.

Comment:  EXAMPLE - In first sentence: change Forester Funds to Forester Value Fund.

Response:  Done (see changed pages)

9.

Comment:  In table: change Class N to Class R.

Response:  Done (see changed pages)

10.

Comment:  Portfolio Turnover: verify turnover percentage-verified.

Response:  Done (see changed pages)

11.

Comment:  Principal Investment Strategies: In paragraph beginning with “Under normal…delete sentence: “The fund may invest in preferred stocks…” and “A description of the policies….”  Move: these two sentences to Item 9, Non-Principal Investment Strategies.

Response:  Done (see changed pages)

12.

Comment:  In the same paragraph, add “Fund may emphasize a sector more than the S&P500.”

Response:  Done (see changed pages)

13.

Comment:  Copy “The Fund places special focus...Five-year return on equity.” from Item 9.

Response:  Done (see changed pages)

14.

Comment:  Copy “The Fund may sell a stock…” paragraph from Item 9.

Response:  Done (see changed pages)

15.

Comment:  Market Exposure: At end of paragraph regarding fixed income instruments, add explanation what kinds and how much.

Response:  How much is described earlier in the sentence as “some or all.”

16.

Comment:  Principal Risk Factors: Add language to Options Risk paragraph regarding: Put Options and add a paragraph explaining Fixed Income Risk.

Response:  Done (see changed pages)

17.

Comment:  FUND PERFORMANCE - In title add: “Class N Shares”.

Response:  Done (see changed pages)

18.

Comment:  In first sentence, delete: “(one kind of investing risk).”

Response:  Done (see changed pages)

19.

Comment:  Update Chart to 2000-2009

Response:  Done (see changed pages)

20.

Comment:  In title of bar chart, update year-to-date return to: June 30, 2010.

Response:  Done (see changed pages)

21.

Comment:  AVERAGE ANNUAL TOTAL RETURNS - In first paragraph, delete second sentence from “The index information…” to the end of the paragraph.

Response:  Done (see changed pages)

22.

Comment:  Add new language from 4B2i to 1st paragraph.

Response:  Done (see changed pages)

23.

Comment:  In second paragraph, delete second sentence “In some instances….”

Response:  Done (see changed pages)

24.

Comment:  In Average Annual Returns table: S&P 500 Stock Index, delete asterisk and (1).

Response:  Done (see changed pages)

25.

Comment:  In Average Annual Returns table: Move “Indexes reflect…” and put in brackets after S&P 500 Stock Index

Response:  Done (see changed pages)

26.

Comment:  In Average Annual Returns table: Delete comment: “(1) The S&P 500 Stock Index is an unmanaged….”

Response:  Done (see changed pages)

27.

Comment:  Portfolio Management: In Portfolio Manager, add date: “(9/10/99)” after “...since fund inception.”

Response:  Done (see changed pages)

28.

Comment:  Tax Information: In first sentence, delete: “are taxable.”

Response:  Done (see changed pages)

29.

Comment:  Principal Investment Strategies: Add that the objective may change without shareholder approval, moved from Item 4.)

Response:  Done (see changed pages)

30.

Comment:  Copy paragraph: “The Fund places special focus...Five-year return on equity.” to Item 4.

Response:  Done (see changed pages)

31.

Comment:  Copy paragraph: “The fund may sell a stock…” to Item 4.

Response:  Done (see changed pages)

32.

Comment:  In paragraph “Under normal market conditions…” change: $8 billion to $5 billion

Response:  Done (see changed pages)

33.

Comment:  In same paragraph change SAI date: from May 5, 2010 to July 31, 2010.

Response:  Done (see changed pages)

34.

Comment:  In MARKET EXPOSURE paragraph, add explanation: that some defensive investments move inverse to the market.

Response:  Done (see changed pages)

35.

Comment:  Delete last sentence beginning with: “The fund avoided the down equity…”

Response:  Done (see changed pages)

36.

Comment:  Principal Risk Factors-Add language to Options Risk paragraph regarding: Put Options and add a paragraph explaining Fixed Income Risk.

Response:  Done (see changed pages)

37.

Comment:  THE FUND’S SHARE PRICE: In fifth sentence beginning with “The fund calculates….,” delete: “(other than money market instruments) it holds.”  And the next sentence “The Fund values most money….”

Response:  Done (see changed pages)

38.

Comment:  FINANCIAL HIGHLIGHTS: Update data table to March 31, 2006 to 2010.

Response:  Done (see changed pages)

Regarding: Forester Discovery Fund – INTLX

39.

Comment:  Make same changes as Done (see changed pages) to Value Fund.

Response:  Done (see changed pages)

40.

Comment:  Principal Investment Strategies: In second paragraph, first sentence add: “the common stocks of” after “…65% of it net assets in…”

Response:  Done (see changed pages)

41.

Comment:  At end of paragraph, add sentence: “The fund was defensive from inception through 10/2008.

Response:  Done (see changed pages)

42.

Comment:  In third paragraph, delete second sentence: “Forester Capital performs…”

Response:  Done (see changed pages)

43.

Comment:  Principal Risk Factors: In Foreign Investment Risk: In last sentence, add: “war, expropriation, and nationalization.”

Response:  Done (see changed pages)

44.

Comment:  FUND PERFORMANCE: THE FORESTER DISCOVERY FUND: TOTAL RETURNS CALENDAR YEARS: Update table to 2000 – 2009.

Response:  Done (see changed pages)

45.

Comment:  Use year-to-date return performance as of June 30, 2010.

Response:  Done (see changed pages)

46.

Comment: Add new paragraph after the “The tables below…” paragraph with 4B2i language.

Response:  Done (see changed pages)

47.

Comment:  In second paragraph “The tables below show…,” delete second sentence “The index information is intended…” to the end of paragraph.

Response:  Done (see changed pages)

48.

Comment:  In comment section below table: delete * & (1) comment.

Response:  Done (see changed pages)

49.

Comment:  In Principal Risk Factors: In Foreign Investment Risk: In last sentence, add “war, expropriation, and nationalization.”

Response:  Done (see changed pages)

50.

Comment:  THE FUND’S SHARE PRICE:  In fifth sentence beginning with “The fund calculates….,” delete: “(other than money market instruments) it holds.”  And delete the next sentence “The Fund values most….”

Response:  Done (see changed pages)

If you have any questions or additional comments, please call Tom Forester at (224) 544-5123.

Best regards,

/s/ Thomas H Forester

Thomas H Forester